Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

August 10, 2017
Via EDGAR
Ms. Marianne Dobelbower
Mr. Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-219191
Dear Ms. Dobelbower and Mr. Long,
On behalf of the Registrant, this letter responds to Mr. Long’s comments communicated to me by telephone on July 27, 2017 and Ms. Dobelbower’s comments communicated to me by telephone on August 2, 2017. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the LargeCap Growth Fund II (“LCGII”) into the Blue Chip Fund (“Blue Chip”) (the “Reorganization”).

Comment 1. Given the similar investment strategies of LCGII and Blue Chip, please explain in correspondence why LCGII will need to dispose of over 80% of its portfolio prior to the Reorganization.

Response: Although each Fund invests in largecap securities, the largecap securities universe is quite large. Given that both funds are actively managed, minimal overlap of securities positions exists.

Comment 2. Please include a description of applicable sales charges in the section titled “Fees and Expenses of the Funds.”

Response: The requested disclosure has been added.

Comment 3. With respect to expense reimbursements/fee waivers described in the footnotes to the Annual Fund Operating Expenses table, please extend such reimbursements/waivers so that they will be in effect for no less than one year from the effective date of the Proxy Statement/Prospectus or remove reference to such reimbursements/waivers.

Response: The requested revision has been made.

Comment 4. In correspondence, please provide the accounting survivor analysis with respect to the Reorganization.

Response: The following analysis of the Reorganization is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject.

In connection with the Reorganization, Principal Global Investors, LLC (“PGI”) has determined that, because the combined Funds following the Reorganization will more closely resemble Blue Chip pre-Reorganization than LCGII, Blue Chip will be the accounting survivor of the Reorganization. As such, Blue Chip post-Reorganization will maintain the performance history of Blue Chip at the closing of the Reorganization.

The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

•
Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. LCGII is sub-advised by American Century Investment Management, Inc. and Sawgrass Asset Management, LLC, while Blue Chip is managed directly by PGI portfolio managers who are responsible for the selection of Blue Chip’s investments. These PGI portfolio managers will continue to be primarily responsible for the day-to-day management of Blue Chip after the Reorganization.

•
Portfolio Composition: Post-Reorganization Blue Chip will use the same portfolio composition strategies and techniques that Blue Chip currently uses, resulting in a portfolio composition more like that of Blue Chip than that of LCGII.

•
Investment Objectives, Policies and Restrictions: Both Funds have the same objective (to seek to generate long-term growth of capital). The Funds also have some similar investment strategies and risks: both Funds invest at least 80% of their net assets, plus any borrowings for investment purposes, in equity securities of companies with large market capitalizations at the time of purchase; and both Funds invest primarily in growth equity securities. The principal differences between the Funds is that Blue Chip focuses on securities of “blue chip” companies (companies that are typically large and well established) and invests in both foreign and domestic securities, while LCGII focuses on domestic companies and invests between 10-30% of its assets in a less active enhanced index strategy. The investment policies of Blue Chip post-Reorganization will more closely resemble those of Blue Chip pre-Reorganization.

•	Expense Structure: The current expense structure of Blue Chip will be the expense structure of Blue Chip post-Reorganization.

•	Asset Size: As of April 30, 2017, Blue Chip had net assets of approximately $1.68 billion, while LCGII had net assets of approximately $570 million.

The SEC Staff has confirmed that in determining which fund's performance history to use in connection with fund mergers, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles (See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994)) Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies. The Staff has stated that, generally, the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) will be the fund whose historical performance may be used by a new or surviving fund. Consistent with these factors and the above analysis, PGI has determined that the combined fund will maintain the performance history of Blue Chip.

Comment 5. In correspondence, please explain the reason for decision to have LCGII pay all expenses related to the Reorganization.

Response: This decision was based primarily on the expectation that shareholders of LCGII will achieve a greater benefit from the Reorganization than shareholders of Blue Chip.

Comment 6. In the notes to the pro-forma financial statements, please indicate which fund will be the accounting survivor following the Reorganization.

Response: The requested disclosure has been added.

Comment 7. Consider clarifying the relationship between the “Plan” and the “Reorganization.”

Response: The Registrant has revised certain instances where these terms are used and believes the document clearly express these definitions and their relationship and use.

Comment 8. Under the section titled “The Reorganization,” please consider deleting the duplicative sentences disclosing the expected date of the Reorganization.

Response: The requested revision has been made.

Comment 9. Under the section titled “The Reorganization,” please make clear which entity will pay the expected transition costs associated with repositioning of the LCGII’s assets, and disclose this cost as a percentage of the LCGII’s total net assets.

Response: The requested disclosures have been added.

Comment 10. Under the section titled “Comparison of Acquired and Acquiring Funds,” please add disclosure stating that LCGII (the Acquired Fund) employs an enhanced index strategy, while Blue Chip (the Acquiring Fund) does not.

Response: The requested disclosure has been added.

Comment 11. Under the section titled “Comparison of Principal Investment Risks,” please disclose whether LCGII and Blue Chip have different risk profiles. If the risk profiles of the Funds are the same, please note in correspondence.

Response: The LCGII and Blue Chips Funds have the same risk profile.

Comment 12. Under the section titled “Comparison of Principal Investment Risks,” please make clear the similarities and differences of LCGII and Blue Chip’s principal risks.

Response: The section has been revised for clarity.

Comment 13. Please confirm that the fees disclosed in the Annual Fund Operating Expenses table are current.

Response: Confirmed.

Comment 14. Consider adding narrative prior to the Annual Fund Operating Expenses table explaining which share class of Blue Chip each shareholder of LCGII will receive.

Response: The requested disclosure has been made.

Comment 15. In the footnotes to the Annual Fund Operating Expenses table, please make clear whether such notes apply to LCGII, Blue Chip or both Funds.

Response: The footnotes have been revised for clarity.

Comment 16. In the section titled “Board Consideration of the Reorganization,” please disclose the Board’s conclusion with respect to Consideration Number 6.

Response: The requested disclosure has been made.

Comment 17. In the section titled “Board Consideration of the Reorganization,” please add detail with respect to Conclusion Number 5.
Response: The requested disclosure has been made.

Comment 18. In the section titled “Plan of Acquisition,” please disclose the other possible courses of action the Board may consider if the Plan is not consummated.

Response: The requested disclosure has been made.

Comment 19. In the “Strategy and Risk Table,” please confirm applicability of investment strategies and risks listed.

Response: The table has been revised.

Comment 20. Please add the disclosures required by Form N-1A, Items 11(c)(7) and 11(c)(8).

Response: The requested disclosures have been made.

Comment 21. In the section titled “Quorum Requirements,” please add disclosure regarding the effect of broker non-votes.

Response: The requested disclosure has been made.

Please call me at 515-235-9328 if you have any questions.

Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel, Registrant